April 1, 2019

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Corey Jennings, Esq. Office of International Corporate Finance Division of Corporate Finance

Re:	Ruhnn Holding Limited Registration Statement on Form F-6 (Registration No.: 333-230483)

Dear Mr. Jennings:

Citibank N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, Ruhnn Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing Class A ordinary shares of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No. 333-230483) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-1 (Registration No.: 333- 230082).

Please call me at (212) 816-6351 if you have any questions.

Very truly yours,

CITIBANK, N.A.

By:	/s/ Keith Galfo
Name:	Keith Galfo
Title:	Vice President

cc:	Herman H. Raspé, Esq. (Patterson, Belknap, Webb & Tyler LLP)